

October 15, 2013

Via E-mail
Mr. Christian Charles Romandetti
President and Chief Executive Officer
First Choice Healthcare Solutions, Inc.
709 S. Harbor City Blvd., Suite 250
Melbourne, FL 32901

> RE: **First Choice Healthcare Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 0-53012**

Dear Mr. Romandetti:

We have reviewed your response letter dated September 26, 2013, and have the following additional comment.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Note 1 – Organization, Business and Principles of Consolidation, page F-7

1. We have reviewed your response to comment 2 from our letter dated September 6, 2013. Please file a Form 8-K to provide financial statements of First Choice Medical Group of Brevard, LLC in accordance with Rule 8-04 of Regulation S-X. Also, provide pro-forma information showing the effects of the acquisition as proscribed by Rule 8-05 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Jorge Bonilla, Staff Accountant at (202) 551-3414 with any questions on the financial statements or related matters. Please contact Beth Frohlichstein, Staff Attorney at (202) 551-3789 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief